                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549



                                   FORM 11-K


(MARK ONE)
[X] ANNUAL REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2000

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ___ TO ___



                        COMMISSION FILE NUMBER  0-24218



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                                TV GUIDE, INC.
                                 401 (k) PLAN



     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                      GEMSTAR-TV GUIDE INTERNATIONAL, INC.
                          135 North Los Robles Avenue
                                   Suite 800
                          Pasadena, California  91101
                                (626) 792-5700

                          TV GUIDE, INC. 401(k) PLAN

                               TABLE OF CONTENTS

                                                                                        Page
Independent Auditors' Report                                                               3

Financial Statements:

Statements of Net Assets Available for Benefits - December 31, 2000 and 1999               4

Statements of Changes in Net Assets Available for Benefits -
     Years Ended December 31, 2000 and 1999                                                5

Notes to Financial Statements                                                           6-12



Supplemental Schedule

1   Schedule H, Line 4i - Schedule of Assets (Held at End of Year) - December 31, 2000    13


All other schedules required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

                         Independent Auditors' Report


To the Plan Administrator
TV Guide, Inc. 401(k) Plan:



We have audited the accompanying statements of net assets available for benefits of TV Guide, Inc. 401(k) Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of TV Guide, Inc. 401(k) Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                         KPMG LLP


Tulsa, Oklahoma
June 1, 2001

                          TV GUIDE, INC. 401(k) PLAN

                Statements of Net Assets Available for Benefits

                          December 31, 2000 and 1999


                                                 2000                 1999
                                           ----------------     ----------------

Cash                                     $           1,316    $          28,894
Investments at fair value:
   Common/collective trust funds                26,481,444           27,390,672
   Mutual funds                                 39,943,991           36,901,833
   Common stock                                  2,944,928            3,128,535
   Preferred stock                                 146,083              402,425
   Participant loans                             1,778,327            1,667,167
                                           ----------------     ----------------

                Total investments               71,294,773           69,490,632

Receivables:
   Employee contributions receivable                     -              495,375
   Employer contributions receivable                     -              336,150
   Accrued income                                    6,593                  616
                                           ----------------     ----------------

                Total receivables                    6,593              832,141
                                           ----------------     ----------------

Net assets available for benefits        $      71,302,682    $      70,351,667
                                           ================     ================


See accompanying notes to financial statements.

                          TV GUIDE, INC. 401 (k) PLAN

                      Statements of Changes in Net Assets
                            Available for Benefits

                    Years Ended December 31, 2000 and 1999

                                                                             2000                1999
                                                                       ---------------      --------------
Additions to net assets available for benefits attributed to:

    Investment income (loss):
        Net appreciation (depreciation) in fair value of             $     (6,380,792)    $     7,157,390
        investments
        Interest                                                              168,771              23,379
        Dividends                                                           3,317,089           1,025,056
                                                                       ---------------      --------------

               Total investment income (loss)                              (2,894,932)          8,205,825

    Contributions:
        Employee contributions                                              7,744,543           2,709,188
        Employer contributions                                              3,239,379           1,421,205
                                                                       ---------------      --------------

               Total contributions                                         10,983,922           4,130,393

    Transfer of assets from the TV Guide Savings Plan                               -          40,280,309
    Other, net                                                                 11,640                   -
                                                                       ---------------      --------------

               Total additions                                              8,100,630          52,616,527

Deductions from net assets available for benefits attributed to:
    Benefits paid to participants                                           7,149,615           2,751,064
    Other, net                                                                      -              38,876
                                                                       ---------------      --------------

               Total deductions                                             7,149,615           2,789,940
                                                                       ---------------      --------------

Net increase in net assets available for benefits                             951,015          49,826,587

Net assets available for benefits:
    Beginning of year                                                      70,351,667          20,525,080
                                                                       ---------------      --------------

    End of year                                                      $     71,302,682     $    70,351,667
                                                                       ===============      ==============

See accompanying notes to financial statements.

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


(1)   Description of Plan

      The following description of the TV Guide, Inc. 401(k) Plan (the "Plan"), formerly the United Video Satellite Group, Inc. 401(k) Plan, provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

      (a)   General

            The Plan is a defined contribution plan covering substantially all employees of TV Guide, Inc. who have completed three months of service (one year required prior to amendment to Plan on January 1, 2000) and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan sponsor is TV Guide, Inc. (formerly United Video Satellite Group, Inc.).

            On March 1, 1999, United Video Satellite Group, Inc. acquired from a subsidiary of The News Corporation Limited the stock of certain corporations (collectively, "TV Guide Magazine"), which publish TV Guide magazine and other printed television program listing guides. Concurrently, United Video Satellite Group, Inc. changed its name to TV Guide, Inc. ("TV Guide" or the "Company"). Effective March 1, 1999, TV Guide adopted the TV Guide Savings Plan. The TV Guide Savings Plan covered all employees of TV Guide Magazine, including those who were previously participants in, or eligible to participate in, the News America Savings Plan. On December 1, 1999, the TV Guide Savings Plan was merged with the United Video Satellite Group, Inc. 401(k) Plan, with the United Video Satellite Group, Inc. 401(k) Plan as the survivor. The net assets of the TV Guide Savings Plan were subsequently transferred into the United Video Satellite Group, Inc. 401(k) Plan, and the Plan changed its name to the TV Guide, Inc. 401(k) Plan.

            On July 12, 2000, TV Guide became a wholly-owned subsidiary of Gemstar-TV Guide International, Inc. (formerly Gemstar International Group Limited) ("Gemstar") pursuant to an Agreement and Plan of Merger dated as of October 4, 1999, as amended. TV Guide stockholders, including participants in the Plan, received 0.6573 of a share of Gemstar common stock for each share of TV Guide common stock outstanding at the time of the merger. Following the merger, the capital stock of TV Guide ceased to be publicly traded.


      (b)   Contributions

            Participants can elect to contribute, through payroll deductions, from 1% to 15% of pre-tax compensation, as defined by the Plan, subject to annual limitations outlined by the Internal Revenue Service. Eligible employees may make a rollover contribution to the Plan of all or any portion of eligible rollover distributions as defined by the Plan. The Company may make a matching contribution of an amount equal to a designated percentage rate of each participant's contribution of pre-tax compensation. The Company's matching percentage shall be determined by the Company and announced prior to the beginning of the Plan year. For the years ended December 31, 2000 and 1999, the Company matched 100% of the first 4% of each participant's contribution of pre-tax compensation. For any Plan year, additional matching contributions can be made at the discretion of the Company.

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


     (c)   Participant Accounts

           Each participant's account is credited with the participant's contributions, the Company's matching contributions, and an allocation of the Plan's earnings. Forfeited balances of terminated participants' nonvested accounts are used to reduce future Company matching contributions. The benefit to which a participant is entitled is the vested balance in the participant's account.

     (d)   Vesting

           Participants are immediately vested in their contributions plus actual earnings thereon. Vesting for the Company matching contributions is at a rate of 20% per year beginning after the employee's first full year of service with an additional 20% for each of the next four years, achieving 100% vesting at five years of credited service. Participants become fully vested in the Company matching contributions upon retirement or in the event of death or disability.

     (e)   Investment Options

           Upon enrollment in the Plan, a participant may direct employer and employee contributions in 1% increments to the available investment options. Participants may change their investment options and transfer balances between existing investments on a daily basis. A description of each investment option follows:

           Merrill Lynch Equity Index Trust 1 - invests in an attempt to duplicate the investment results of the S&P 500 Index by holding all 500 stocks in approximately the same proportions as they are represented in the S&P Index.

           TV Guide Stock Fund - invests primarily in shares of Gemstar-TV
           Guide International, Inc. common stock. A participant may not invest more than 20% of his or her contributions in this fund and may not transfer assets from other funds resulting in his or her investment in this fund exceeding 20% of the value of his or her accounts. A participant may continue to invest his or her contributions in this fund and no reduction in the participant's interest in this fund will be required if subsequent changes in the value of the various funds result in the participant's investment in this fund exceeding the percentage limit.

           Merrill Lynch Retirement Preservation Trust - invests primarily in a broadly diversified portfolio of Guaranteed Investment Contracts (GICs, including Bank Investment Contracts, synthetic GICs and separate accounts) as well as in obligations of U.S. Government and U.S. Government agency securities. The trust also invests in high-quality money market securities.

           PIMCO High Yield Fund - invests at least 65% of its assets in a diversified portfolio of lower-rated fixed-income securities. The remainder of the fund's assets may be invested in investment-grade fixed-income securities. The fund may also invest in U.S. dollar-denominated foreign securities.

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


       PIMCO Total Return Fund Class A - invests at least 65% of its assets in a diversified portfolio of fixed-income securities of varying maturities. The holdings will be concentrated in areas of the bond market which fund management believes to be relatively undervalued.

       Dreyfus Premier Balanced Fund Class A - allocates approximately 60% of its assets to common stocks and 40% to bonds, however, these percentages may vary. The fund seeks to invest in common stocks which together will provide a higher total return than the S&P 500 Index. The bond portion of the fund is normally invested in dollar-denominated fixed-income obligations of domestic and foreign issuers.

       Massachusetts Investors Trust - invests primarily in a conservative portfolio of equity securities selected for their high or improving investment quality. The fund may also invest in foreign securities.

       Alliance Technology Fund Class A - normally invests at least 80% of the fund's assets in securities expected to benefit from technological advances and improvements. The fund may write and purchase listed call options and purchase listed and unlisted securities and may invest up to 10% of its total assets in foreign securities.

       Davis New York Venture Fund Class A - invests primarily in common stocks and equity securities of companies with market capitalizations of at least $250 million, although it can invest in issues of smaller-capitalization companies. The fund may also invest in foreign securities.

       ING Pilgrim International Value Fund Class A - invests primarily in foreign companies with market capitalizations greater than $1 billion, but it may hold up to 25% of its assets in companies with smaller market capitalizations. Under normal circumstances, the fund will invest at least 65% of its total assets in securities of companies located in at least three countries other than the U.S.

       Pioneer Growth Shares Fund - invests in common stocks, preferred stocks, bonds and convertible securities. The fund may also invest in the securities of foreign issuers.

       Van Kampen American Value Fund Class B - invests in the equity securities and interests of small- to medium-size U.S. companies thought to be relatively undervalued. The fund may also invest in foreign securities.

       Van Kampen American Value Fund - invests in equity securities and interests of small- to medium-size U. S. companies thought to be relatively undervalued. The fund may also invest in foreign issuers.

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


           The News Corporation Limited Common Stock Fund - invests primarily in shares of The News Corporation Limited common stock. This fund is frozen and no new monies may be added.

           The News Corporation Limited Preferred Stock Fund - invests primarily in shares of The News Corporation Limited preferred stock. This fund is frozen and no new monies may be added.

     (f)   Payment of Benefits

           Upon separation of service due to termination, death, disability or retirement, participants can elect to leave their account balance within the Plan until minimum distribution payments are required by law or elect to receive either a lump sum distribution of their account or, if their account balance is greater than $5,000, equal periodic payments over a designated period in accordance with current tax regulations.

     (g)   Participant Loans

           Under certain circumstances, participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance. Loan terms are not to exceed five years (10 years for the purchase of a principal residence). The loans are secured by the balance in the participant's account and bear interest at the prime rate published in the Wall Street Journal on the last business day of the month prior to the date the loan is funded plus 1%. Principal and interest are repaid by the participant in accordance with the Plan document.

     (h)   Administrative Expenses

           The Company may elect to pay all administrative expenses of the Plan. Administrative expenses not paid by the Company are paid from Plan assets. All administrative expenses were paid by the Company in 2000 and 1999.

(2)  Summary of Accounting Policies

     (a)   Basis of Presentation

           The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

     (b)   Investment Valuation

            The Plan's investments are stated at fair value, based on quoted market prices. The participant loans are valued at cost which approximates fair value. Purchases and sales of securities are recorded on a trade date basis.

            In the Statement of Changes in Net Assets Available for Benefits, the Plan presents the net appreciation (depreciation) of the fair value of its instruments. This consists of realized gains or losses and unrealized appreciation (depreciation) of those investments.

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999


      (c)  Use of Estimates

           The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      (d)  Payment of Benefits

           Benefits are recorded when paid.

      (e)  Concentration of Credit Risk

           Financial instruments which potentially subject the Plan to concentrations of credit risk consist of cash, participant loans, corporate bonds, commercial paper, government bonds and fixed income securities. Such credit risk is considered by management to be limited due to the diversity of investments and the financial stability of the institutions involved. Generally, the Plan does not require collateral with respect to its investments.

      (f)  New Accounting Pronouncements

           In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 requires that an entity recognize all derivatives and measure those instruments at fair value. SFAS No. 133 is effective for fiscal years beginning after June 15, 2000. Pursuant to SFAS No. 137, the Plan is required to adopt SFAS No. 133 effective January 1, 2001. Management has determined that the impact of SFAS No. 133 on the Plan financial statements would be immaterial.


(3)   Investments

      The following table presents the fair values of individual investments at December 31, 2000 and 1999:

                                                                                    2000             1999
                                                                               --------------   --------------
      Merrill Lynch Equity Index Trust 1; 154,382 shares at $91.77 per share and 151,224 shares at $101.20 per share at
         December 31, 2000 and 1999, respectively                            $    14,167,650  $    15,303,905
      TV Guide, Inc. Class A Common Stock; 67,325 shares at
         $43.00 per share at December 31, 1999                                             -        2,894,970
      Gemstar - TV Guide International, Inc. Common Stock; 61,634
         shares at $46.13 per share at December 31, 2000                           2,842,852                -
      The News Corporation Limited Common Stock; 3,512 shares at
         $29.06 per share and 6,985 shares at $33.44 per share
         at December 31, 2000 and 1999, respectively                                 102,076          233,565

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999

                                                                               2000            1999
                                                                         --------------   -------------
     The News Corporation Limited Preferred Stock; 4,530 shares at $32.25 per share and 10,521 shares at $38.25 per share
       at December 31, 2000 and 1999, respectively                             146,083         402,425
     Alliance Technology Fund Class A; 40,033 shares at $90.82
       per share and 16,662 shares at $128.47 per share at
       December 31, 2000 and 1999, respectively                              3,635,777       2,140,561
     Massachusetts Investors Trust; 258,814 shares at $20.02 per share and 279,697 shares at $20.95 per share at December 31, 2000
       and 1999, respectively                                                5,181,451       5,859,651
     Merrill Lynch Retirement Preservation Trust; 12,313,794 shares at
       $1.00 per share and 12,086,767 shares at $1.00 per share at
       December 31, 2000 and 1999, respectively                             12,313,794      12,086,767
     ING Pilgrim International Value Fund Class A; 226,810 shares at $15.25 per share and 167,168 shares at $17.03 per share at
       December 31, 2000 and 1999, respectively                              3,458,845       2,846,868
     Van Kampen American Value Fund Class B; 3 shares at $18.79 per share and 11,291 shares at $23.05 per share at
       December 31, 2000 and 1999, respectively                                     47         260,259
     Van Kampen American Value Fund; 54,470 shares at $19.37
       per share at December 31, 2000                                        1,055,079               -
     Pioneer Growth Shares Fund; 312,172 shares at $17.21 per share and 303,001 shares at $20.16 per share at December 31, 2000
       and 1999, respectively                                                5,372,491       6,108,497
     Dreyfus Premier Balanced Fund Class A; 435,145 shares at $14.59 per share and 466,843 shares at $15.49 per share at
       December 31, 2000 and 1999, respectively                              6,348,760       7,231,393
     PIMCO High Yield Fund; 26,236 shares at $9.71 per share and
       24 shares at $10.68 per share at December 31, 2000 and 1999,
       respectively                                                            254,753             254
     PIMCO Total Return Fund Class A; 264,578 shares at $10.39 per share and 218,109 shares at $9.90 per share at December 31,
       2000 and 1999, respectively                                           2,748,962       2,159,278
     Davis New York Venture Fund Class A; 413,633 shares at $28.74 per share and 357,965 shares at $28.76 per share at
       December 31, 2000 and 1999, respectively                             11,887,826      10,295,072
     Participant loans                                                       1,778,327       1,667,167
                                                                         --------------   -------------
                                                                       $    71,294,773  $   69,490,632
                                                                         ==============   =============

                          TV GUIDE, INC. 401(k) PLAN

                         Notes to Financial Statements

                          December 31, 2000 and 1999



      The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2000 and 1999:

                                               2000            1999
                                           ------------    ------------
         Common/collective trust funds   $ (1,463,399)   $  1,845,890
         Mutual funds                      (3,649,086)      2,576,253
         Common stock                      (1,049,076)      2,454,090
         Preferred stock                     (219,231)        281,157
                                           ------------    ------------
                                         $ (6,380,792)   $  7,157,390
                                           ============    ============

(4)   Tax Status

      The Plan obtained its latest determination letter on June 26, 1996, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter to comply with changes in the law. The Plan has applied for a new determination letter. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan was qualified and the related trust was tax-exempt as of the financial statement date.


(5)   Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

                             SUPPLEMENTAL SCHEDULE

                                                                      Schedule 1

                          TV GUIDE, INC. 401(k) PLAN

        Schedule of Assets Held For Investment Purposes At End of Year

                               December 31, 2000

   Column (a)                 Column (b)                     Column (c)                  Column (d)        Column (e)
   ----------                 ----------                     ----------                  ----------        ----------

                                                        Description of Investment
   Party-in-                                            Including Maturity Date,
   Interest          Identity of Issue, Borrower,          Rate of Interest,                                Current
 Identification        Lessor, or Similar Party          Par or Maturity Value             Cost              Value
----------------    ------------------------------     ---------------------------     ------------       -----------
       *            Merrill Lynch:
                       Equity Index Trust 1            Common/collective trust       $  14,946,632     $  14,167,650
                       Retirement Preservation Trust   Common/collective trust          12,313,794        12,313,794

                    PIMCO
                       High Yield Fund                 Mutual fund                         264,401           254,753
                       Total Return Fund Class A       Mutual fund                       2,646,039         2,748,962

                    ING Pilgrim International Value
                       Fund Class A                    Mutual fund                       3,547,711         3,458,845

                    Van Kampen American Value Fund
                       Class B                         Mutual fund                              63                47

                    Van Kampen American Value Fund     Mutual fund                       1,299,524         1,055,079

                    Pioneer Growth Shares Fund         Mutual fund                       6,175,876         5,372,491

                    Dreyfus Premier Balanced Fund
                       Class A                         Mutual fund                       6,765,050         6,348,760

                    Alliance Technology Fund Class A   Mutual fund                       5,092,715         3,635,777

                    Massachusetts Investors Trust      Mutual fund                       5,291,610         5,181,451

                    Davis New York Venture Fund
                       Class A                         Mutual fund                      11,567,717        11,887,826

       *            Gemstar-TV Guide International,
                       Inc. Common Stock               Common stock                      3,184,558         2,842,852

       *            The News Corporation Limited
                       Common Stock                    Common stock                         71,596           102,076

        *           The News Corporation Limited
                      Preferred Stock                  Preferred Stock                     105,640           146,083

        *           Participant Loans                  (7% - 10%)                                -         1,778,327
                                                                                     -------------     -------------
                                                                                     $  73,272,926     $  71,294,773
                                                                                     =============     =============

*  Party-in-Interest


              See accompanying independent auditors' report and
                      notes to the financial statements.

                                   SIGNATURE



     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                               TV GUIDE, INC.
                                                401 (k) Plan

DATE:  June 29, 2001               By:     /s/ Peter C. Boylan III
                                       -------------------------------
                                            Peter C. Boylan III
                                           Member, TV Guide, Inc.
                                                401 (k) Plan
                                         Administrative Committee

                                 EXHIBIT INDEX



Exhibit
Number                  Description
------                  -----------



  23                Consent of KPMG LLP